UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 November 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update - November 2020

Trading Update - November 2020

Key Highlights

●     Robust performance in a challenging trading environment
●     Further improvement in EBITDA and margin despite lower sales

Nine months ended 30 September          2020               LFL
Sales                                                        $20.6bn          -3%
EBITDA                                                  $3.4bn            +2%
EBITDA Margin                                     16.6%             +100bps

●    Continued strong cash generation; expect year-end net debt/EBITDA of c. 1.4x

●    Non-cash impairment of c. $0.8bn expected in Q4

●    Agreement reached to divest of Brazil cement business for $0.2bn

●    Expect full-year EBITDA to be in excess of $4.4bn; ahead of 2019 on a LFL basis

 Albert Manifold, Chief Executive, said today:
"As we continue to navigate these challenging times, the health and safety of our people remains our number one priority and is a core focus in our business each and every day. Markets continue to be impacted by the global pandemic and while we have seen some lower activity levels, I am pleased to report further improvement in trading performance, with an advance in both profitability and margins. The outlook for the coming months remains uncertain and visibility is limited, however, I am confident that we are well positioned for the challenges and opportunities that lie ahead."

Announced Tuesday, 24 November 2020

Health & Safety

As new waves of COVID-19 infections emerge across many of our markets, the health and safety of our people remains our number one priority. Our approach to workplace safety is uncompromising and our primary focus is to ensure that we provide a safe working environment for our employees, contractors and customers, enabling them to carry out their activities in accordance with the various health and safety protocols currently in place across our markets.

Trading Summary

Cumulative nine-month sales to the end of September amounted to $20.6 billion, a decrease of 3% compared with the corresponding period in 2019, maintaining the level of sales decline reported at the half year stage.

Third quarter trading in our Building Products Division was ahead, benefiting from strong residential repair, maintenance & improvement (RMI) demand in North America. While activity began to recover in Europe Materials in Q3, year-to-date sales remained behind prior year. In Americas Materials, Q3 sales performance was impacted by unfavourable weather conditions and a strong prior year comparative.

Sales (like-for-like1) change versus 2019	Americas Materials	Europe Materials	Building Products	Group
First half (H1)	-1%	-11%	+2%	-3%
Quarter 3 (Q3)	-7%	-2%	+4%	-3%
Nine months to September (9M)	-4%	-7%	+3%	-3%

Despite the lower sales, EBITDA for the period was $3.4 billion, up 1% on prior year and up 2% on a like-for-like basis reflecting a continued strong focus on cost rationalisation and mitigating actions to minimise the financial impacts of lower sales caused by the pandemic. The Group reported $65 million of non-recurring COVID-19 related restructuring items in the first six months of the year and we expect to incur similar costs in the second half.

EBITDA (like-for-like) change versus 2019	Americas Materials	Europe Materials	Building Products	Group
First half (H1)	+20%	-28%	+11%	+2%
Quarter 3 (Q3)	+3%	+2%	+5%	+3%
Nine months to September (9M)	+9%	-14%	+9%	+2%

Trading Outlook

Based on the underlying trends in our businesses and recognising continued uncertainty across our markets, we expect full-year EBITDA to be in excess of $4.4 billion for 2020. For now, there is limited visibility into 2021, however the longer-term prospects for CRH remain positive, given our significant financial strength and operational resilience together with a portfolio of high-quality assets in attractive markets.

1 Like-for-like movements exclude the impact of currency exchange, acquisitions, divestments and non-recurring items.

Americas Materials

Nine-month like-for-like sales for our Americas Materials operations were 4% behind the equivalent period in 2019. Our North region was particularly impacted by COVID-19 restrictions earlier in the year while volumes in South were also impacted by delayed state lettings and unfavourable weather conditions. This was partly offset by healthy market fundamentals and solid backlogs in our West region along with pricing progress in most product lines. However, Q3 sales in the West region were impacted by unfavourable weather and wildfires in August and September. Our Cement business in North America experienced lower volumes in the first nine months of the year, however these were offset by pricing gains.

Like-for-like EBITDA for Q3 was ahead of 2019, resulting in nine-month EBITDA 9% ahead with solid price progression, good cost control and lower energy costs.

Key Products in Brief

●      Aggregates: Like-for-like aggregates volumes for the nine months were 3% behind 2019; average year-to-date prices increased by 3% with increases in all regions.

●     Asphalt: Delays in state lettings in the South region along with pandemic restrictions resulted in nine-month volumes 9% behind on a like-for-like basis; average prices were 2% behind impacted by lower bitumen input costs, however margins increased.

●      Readymixed Concrete: Volumes for the nine months were 5% behind 2019 on a like-for-like basis impacted by current year project delays along with the non-recurrence of large projects; average prices were 6% ahead.

●      Paving and Construction Services: Nine-month like-for-like sales in our paving and construction services business were 8% behind 2019 as solid activity in West was offset by pandemic restrictions and project delays in certain states.

●     Cement: COVID-19 restrictions, adverse weather conditions and lower demand from key sectors offset robust residential activity in western regions; nine-month like-for-like volumes were 1% behind 2019 while prices were 4% ahead with progress achieved in all markets.

Europe Materials

Nine-month like-for-like sales were 7% behind 2019, an improvement on the half year as trading activity recovered during Q3; however this was not sufficient to offset the impact of significant COVID-19 related government interventions and shutdowns in the second quarter. The United Kingdom (UK) which was one of the most significantly impacted markets saw some improvement in Q3 although activity levels are still below pre-COVID levels. Western European markets experienced improved activity levels in key markets as restrictions eased. Eastern European markets continued to trade well in Q3.

Like-for-like EBITDA for Q3 was ahead of prior year as improved pricing and the benefit of cost saving measures and lower energy costs offset the impact of lower volumes. Nine-month like-for-like EBITDA was 14% behind.

Key Markets in Brief

●     Western Europe: Despite some recovery in Q3 activity levels and continued pricing progress, nine-month sales were behind the prior year due to lower volumes which were impacted by strict COVID-19 restrictions in Q2, across a number of key markets such as the UK, Ireland and France. EBITDA was behind impacted by the lower sales, partly offset by cost rationalisation and improved cement pricing.

●     Eastern Europe: Nine-month sales were ahead of prior year as construction sites remained open throughout the pandemic. Higher cement volumes and improved pricing along with cost saving measures resulted in EBITDA ahead of the same period in 2019.

●     Asia: Despite record Q3 volumes, government shutdowns in the first half of the year resulted in lower nine-month volumes than prior year. Prices were also behind, impacted by product mix which resulted in lower sales compared to 2019. Lower energy costs along with operational and procurement initiatives resulted in EBITDA ahead for the nine months.

Building Products

Nine-month like-for-like sales were 3% ahead of 2019 reflecting strong volumes in Architectural Products, improved pricing in most platforms, benefits arising from commercial excellence, ongoing profit improvement and cost rationalisation initiatives. This resulted in strong operating leverage and like-for-like EBITDA for the nine months was 9% ahead of prior year.

Key Products in Brief

●     Architectural Products: Nine-month like-for-like sales and EBITDA were ahead of 2019 reflecting volume improvements in all key markets and product lines as well as selling price increases. In North America the significant increase in residential RMI demand experienced in the second quarter continued into Q3 while sales also remained robust in Europe, particularly in Germany and Poland. The businesses delivered strong operating leverage on the increased sales as price increases, disciplined cost control and the benefits of profit improvement initiatives were delivered.

●     Building Envelope: COVID-19 restrictions and "shelter in place" orders in key markets impacted volumes at both C.R. Laurence and our architectural glass operations, although the Q3 rate of decline softened with reduced restrictions. Nine-month like-for-like sales and EBITDA were behind 2019 as a result of lower volumes, partly offset by cost management initiatives to align costs with the lower activity levels.

●     Infrastructure Products: Nine-month like-for-like sales were behind prior year, driven by Q3 volume declines in North America due to slower demand in key product lines, COVID-19 restrictions in Europe earlier in the year and a downturn in the telecoms market in Australia. Despite the lower volumes, good pricing and stringent cost control resulted in nine-month like-for-like EBITDA ahead of 2019.

●     Construction Accessories: Nine-month like-for-like sales were behind the same period in 2019, mainly impacted by COVID-19 related business disruption in both Europe and North America. Some recovery has been experienced in recent months, particularly in Europe, while challenging market conditions continued to impact our businesses in North America. Like-for-like EBITDA was behind 2019, impacted by lower volumes and partly offset by cost reduction measures.

Profit Before Tax Outlook

We expect full-year depreciation and amortisation expense to be in line with last year (2019: $1.7 billion).

Arising from the Group's impairment testing process and as a result of the combined economic impacts of COVID-19 and Brexit, we expect to recognise non-cash impairment charges of c. $0.8 billion in our full-year results for 2020. These charges primarily relate to our UK business and our associate investment in China.

The net gain on divestments and non-current asset disposals in 2020 is expected to be c. $20 million (2019: $189 million loss).

The Group's share of profits from equity accounted entities (pre-impairment) is expected to be lower than prior year (2019: $67 million) mainly due to the divestment of the Indian joint venture along with the impact of COVID-19 restrictions on a number of operations.

Net finance costs are expected to be broadly in line with last year (2019: $490 million).

Taking each of these elements into account together with our EBITDA outlook, we expect full-year profit before tax (pre-impairment) to be ahead of 2019 (2019: $2.2 billion).

Balance Sheet Expectations

In line with our previous guidance, year-end net debt is expected to show a significant improvement on prior year (2019: $7.5 billion), to c. $6 billion resulting in net debt to EBITDA of approximately 1.4x based on robust EBITDA performance, continued strong working capital management, lower acquisition spend, lower capital expenditure in response to lower activity levels and a pause in the Group's share buyback programme.

Acquisitions and Divestments

The Group has spent c. $181 million on 14 acquisitions to date in 2020 (including deferred and contingent consideration in respect of prior year acquisitions).

On the divestment front, the Group completed seven transactions and realised total business and asset disposal proceeds of c. $263 million, inclusive of $122 million relating to the receipt of deferred proceeds from prior year divestments.

The agreement to divest our Brazil cement business for consideration of $0.2 billion is currently subject to competition authority review and the transaction is expected to close in 2021.

CRH will report its preliminary results for the full-year 2020 on Thursday, 4th March 2021.

CRH plc will host an analysts' conference call at 08:30 GMT on Tuesday, 24 November 2020 to discuss the Trading Update. To join this call please dial: +353 (0) 1 506 0650, confirmation code 1578116 (further international numbers are available here). A recording of the conference call will be available on the Results & Presentations page of the CRH website.

Contact CRH at +353 1 404 1000

Albert Manifold           Chief Executive
Senan Murphy              Finance Director
Frank Heisterkamp       Director of Capital Markets & ESG
Tom Holmes                 Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.79,000 people at c.3,100 operating locations in 30 countries. It is the largest building materials business in North America, a leading heavyside materials business in Europe and has positions in both Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2019 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 24 November 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary